United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz Celulose S.A.

Condensed Consolidated Financial Information for the three-month and nine-month periods ended September 30, 2008 and 2007 and Report of Independent Registered Public Accounting Firm

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders Aracruz Celulose S.A. Aracruz, Espírito Santo, Brazil

1.	We have reviewed the accompanying condensed consolidated balance sheet of Aracruz Celulose S.A. and subsidiaries (“the Company”) as of September 30, 2008 and the related condensed consolidated statements of operations, changes in stockholders’ equity and cash flows for the three- month and nine-month periods ended September 30, 2008 and 2007, all expressed in United States dollars. These condensed consolidated interim financial statements are the responsibility of the Company's management.

2.	We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.

Accordingly, we do not express such an opinion.

3.	Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

4.	We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2007, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year then ended (not presented herein) and, in our report dated January 10, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2007 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Rio de Janeiro, Brazil October 16, 2008

/s/Deloitte Touche Tohmatsu Auditores Independentes Deloitte Touche Tohmatsu Auditores Independentes

Aracruz Celulose S.A.
Condensed Consolidated Balance Sheets (Unaudited)
(Expressed in thousands of United States dollars, except number of shares)
	September 30,	December 31,
Assets	2008	2007
Current assets
Cash and cash equivalents	164,666	53,321
Short-term investments	429,075	439,940
Derivative instruments	21,837	3,417
Accounts receivable, net	301,888	361,603
Inventories	340,096	225,023
Deferred income tax	34,434	12,280
Recoverable taxes	141,875	140,390
Prepaid expenses and other current assets	22,879	18,843
	1,456,750	1,254,817
Property, plant and equipment, net	2,942,155	2,518,700
Investment in affiliated companies	511,817	415,394
Goodwill	192,035	192,035
Other assets
Derivative instruments	1,467	29,699
Advances to suppliers	115,674	100,922
Accounts receivable	20,604	24,671
Deposits for tax assessments	22,408	22,520
Deferred income tax, net	87,755
Recoverable taxes	20,909	64,899
Other	4,442	4,623
	273,259	247,334
Total Assets	5,376,016	4,628,280

Aracruz Celulose S.A.
Condensed Consolidated Balance Sheets (Unaudited)
(Expressed in thousands of United States dollars, except number of shares)
	September 30,	December 31,
Liabilities and Stockholders' equity	2008	2007
Current liabilities
Suppliers	124,534	119,950
Payroll and related charges	33,528	33,310
Income and other taxes	45,393	31,237
Short-term borrowings	171,106	5,646
Current portion of long-term debt
Related party	58,708	76,082
Other	7,094	5,897
Accrued finance charges	19,747	12,560
Derivative instruments	1,047,226
Accrued dividends - interest payable on stockholders’ equity	1,162	45,495
Other accruals	2,778	959
	1,511,276	331,136
Long-term liabilities
Long-term debt
Related party	304,913	350,274
Other	1,433,746	962,077
Litigation contingencies	124,789	130,999
Liabilities associated with unrecognized tax benefits	74,244	92,449
Interest and penalties on liabilities associated with unrecognized tax benefits	48,024	69,046
Deferred income tax, net		248,879
Other	44,546	44,905
	2,030,262	1,898,629
Minority interest	15,891	11,397
Stockholders' equity
Share capital - no-par-value shares authorized, issued and outstanding Common
stock – September 30, 2008 and December 31, 2007 - 455,390,699 shares	518,385	518,385
Preferred stock
Class A - 27,958,116 shares as of December 31, 2007 and
27,956,802 shares as of September 30, 2008	41,303	41,305
Class B - 549,205,305 shares as of December 31, 2007 and
549,206,619 shares as of September 30, 2008	853,441	853,439
Treasury stock
Class B preferred stock – September 30, 2008 and December 31,2007 -
1,483,200 shares and Common stock – 2008 and 2007 - 483,114 shares	(2,639)	(2,639)
Total share capital	1,410,490	1,410,490
Appropriated retained earnings	1,327,090	1,434,228
Unappropriated retained deficit	(918,993)	(457,600)
	1,818,587	2,387,118
Total Liabilities and Stockholders’equity	5,376,016	4,628,280

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A.
Condensed Consolidated Statements of Operations
(Expressed in thousands of United States dollars, except
number of shares and per-share amounts)
(Unaudited)
Continued
Three-month period		Nine-month period
ended September 30		ended September 30
2008	2007	2008	2007

Operating revenues
Sales of eucalyptus pulp
Domestic	38,304	33,283	120,691	94,718
Export	499,384	484,951	1,572,264	1,443,390
	537,688	518,234	1,692,955	1,538,108
Sales taxes and other deductions	56,768	62,729	189,428	192,989
Net operating revenues	480,920	455,505	1,503,527	1,345,119
Operating costs and expenses
Cost of sales	322,152	290,925	989,188	844,287
Selling	20,984	19,527	67,172	58,105
Administrative	20,288	14,209	52,278	40,172
Other, net	52,553	3,359	66,796	(12,918)
	415,977	328,020	1,175,434	929,646
Operating income	64,943	127,485	328,093	415,473
Non-operating (income) expenses
Financial income	(18,773)	(17,386)	(51,154)	(57,658)
Financial expenses	27,326	(2,379)	67,309	48,192
Results of derivative transactions, net	1,116,441	(22,658)	1,019,186	(100,841)
Gain on currency remeasurement, net	(14,044)	(4,268)	(2,242)	(3,793)
Other		(29)		(32)
	1,110,950	(46,720)	1,033,099	(114,132)
Income (loss) before income taxes, minority
interest and equity in results of
affiliated companies	(1,046,007)	174,205	(705,006)	529,605
Income tax expense (benefit)
Current	3,364	12,671	27,225	46,463
Deferred	(467,422)	49,514	(358,810)	119,743
	(464,058)	62,185	(331,585)	166,206
Minority interest	(4,214)	2,220	3,494	9,116
Equity in results of affiliated companies	(31,835)	4,455	(19,171)	26,875

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A.

Condensed Consolidated Statements of Operations (Expressed in thousands of United States dollars, except number of shares and per-share amounts) (Unaudited) Continued

Net income (loss)	(545,900)	105,345	(357,744)	327,408

	Three-month period		Nine-month period
	ended September 30		ended September 30
	2008	2007	2008	2007
Basic and diluted earnings (loss) per share
Class A preferred stock	0.022	0.107	0.095	0.331
Class B preferred stock		0.107	0.095	0.331
Common stock	(1.201)	0.097	(0.906)	0.301
Weighted-average number of shares
outstanding (thousands)
Class A preferred stock	27,957	37,140	27,958	37,853
Class B preferred stock	547,723	538,540	547,722	537,827
Common stock	454,908	454,908	454,908	454,908

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars, except
number of shares and per-share amounts)
(Unaudited)
Continued
	Nine-month period
	ended September 30,
	2008	2007
Cash flows from operating activities
Net income (loss)	(357,744)	327,408
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and depletion	177,720	159,511
Equity results of affiliated company	(19,171)	26,875
Derivative instruments	1,055,326	(17,095)
Deferred income tax	(358,810)	119,743
(Gain) loss on currency remeasurement	(2,242)	(3,793)
(Gain) loss on sale of equipment	(1,267)	649
Decrease (increase) in operating assets
Accounts receivable, net	47,744	(22,415)
Interest on short-term investments	(50,031)	(18,403)
Inventories, net	(112,162)	(25,294)
Recoverable taxes	31,492	877
Other	(5,100)	(15,390)
Increase (decrease) in operating liabilities
Suppliers	6,038	21,638
Payroll and related charges	1,024	5,115
Litigation, contingencies and liabilities associated with
unrecognized tax benefits	(6,303)	(11,187)
Accrued finance charges	10,836	(5,059)
Other	4,597	12,996
Net cash provided by operating activities	421,947	556,176
Cash flows from investing activities
Short - term investments
Applications	(39,859)	(72,506)
Redemptions	69,223	204,123
Proceeds from sale of equipment	2,990	344
Investments in affiliate	(77,250)	(103,850)
Acquisition of company (net of cash acquired)	(45,992)
Additions to property, plant and equipment	(561,134)	(435,562)
Net cash used in investing activities	(652,022)	(407,451)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
(Unaudited)
(Continued)
	Nine-month period
	ended September 30,
	2008	2007
Cash flows from financing activities
Net borrowings short-term debt	159,527	8,052
Long-term debt
Borrowings
Related parties	19,888	87,656
Other	480,000	235,000
Repayments
Related parties	(59,814)	(51,698)
Other		(201,854)
Dividends and interest on stockholders´ equity paid	(258,508)	(191,027)
Net cash provided by (used) in financing activities	341,093	(113,871)
Effect of changes in exchange rates on cash and cash equivalents	327	2,661
Increase in cash and cash equivalents	111,345	37,515
Cash and cash equivalents, beginning of the period	53,321	48,414
Cash and cash equivalents, end of the period	164,666	85,929
Supplementary cash flow information
Interest paid	53,118	64,227
Income taxes paid	36,236	38,254
Non-cash transaction:
Unpaid accrued dividends and interest on
stockholders’ equity	1,162	43,297

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A.

Condensed Consolidated Statement of Changes in Stockholders’ Equity
(Expressed in thousands of United States dollars, except number of shares)
(Unaudited)

	Nine-month period		Nine-month period
	ended September 30, 2008		ended September 30, 2007
	Shares	US$	Shares	US$
Share capital
Common stock
Balance, January 1	455,390,699	518,385	455,390,699	297,265
Capital increase				221,120
Balance, September 30	455,390,699	518,385	455,390,699	518,385
Preferred stock – Class A
Balance, January 1	27,958,116	41,305	37,962,555	31,056
Capital increase			(10,004,110)	(8,184)
Conversion to Class B stock	(1,314)	(2)		18,433
Balance, September 30	27,956,802	41,303	27,958,445	41,305
Preferred stock - Class B
Balance, January 1	549,205,305	853,439	539,200,866	583,440
Capital increase			10,004,110	8,184
Conversion from Class A stock	1,314	2		261,815
Balance, September 30	549,206,619	853,441	549,204,976	853,439
Treasury stock
Balance, January 1 and September 30	(1,966,314)	(2,639)	(1,966,314)	(2,639)
Balance carried forward	1,030,587,806	1,410,490	1,030,587,806	1,410,490

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
(Expressed in thousands of United States dollars, except number of shares )
(Unaudited) Continued

	Nine-month period		Nine-month period
	ended September 30, 2008		ended September 30, 2007
	Shares	US$	Shares	US$
Balance brought forward	1,030,587,806	1,410,490	1,030,587,806	1,410,490
Appropriated retained earnings
Investments reserve
Balance, January 1		1,122,765		1.184,905
Transfer to share capital - capital
increase				(501,368)
Transfer from unappropriated
retained earnings (losses)		(83,871)		140,898
Balance, September 30		1,038,894		824,435
Fiscal-incentive reserve
Balance, January 1		91,576		75,870
Transfer from unappropriated
retained earnings (losses)		(6,841)		12,340
Balance, September 30		84,735		88,210
Legal reserve
Balance, January 1		219,887		158,304
Transfer from unappropriated
retained earnings (losses)		(16,426)		25,748
Balance, September 30		203,461		184,052
Total balance, September 30		1,327,090		1,096,697
Unappropriated retained loss
Balance, January 1		(457,600)		(125,778)
Net income (loss)		(357,744)		327,408
Dividends and interest on
stockholders’ equity		(210,787)		(194,744)
Transfer to appropriated
retained earnings		107,138		(178,986)
Balance, September 30		(918,993)		(172,100)
Total stockholders’ equity	1,030,587,806	1,818,587	1,030,587,806	2,335,087

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

1 Basis of presentation and summary of significant accounting policies

The unaudited condensed consolidated interim financial statements of Aracruz Celulose S.A. and subsidiaries (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, these interim financial statements include all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. Operating results for the first nine months are not necessarily indicative of the results to be expected for the entire year.

The interim financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the statutory financial statements prepared in accordance with accounting practices adopted in Brazil.

Except as disclosed in the notes hereto, the interim financial statements are based upon accounting policies and methods consistent with those used and described in the Company’s audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2007. The consolidated balance sheet at December 31, 2007 has been derived from the Company’s audited financial statements at that date. These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2007 included in the Company’s 2007 Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC).

In preparing the condensed consolidated interim financial statements, the use of estimates is required to account for certain assets, liabilities and other transactions. The Company's condensed consolidated interim financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, carrying values of goodwill, provisions necessary for losses on accounts receivable and for contingent liabilities and other similar evaluations. Actual results may vary from estimates.

The U.S. dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards Nº 52 - "Foreign Currency Translation" (“SFAS 52”). The U.S. Dollar is used as the Company's functional currency as this has been, and remains, in the opinion of the Company’s Board of Directors and Management, the currency in which it principally operates as well as being the Company’s primary unit of economic measure. Translation gains and losses are recognized in the income statement, rather than in shareholders’ equity; and non-monetary assets and liabilities (such as inventory and fixed assets) are converted at the historical exchange rate

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

rather than at the end of period exchange rate.

2 Recently issued accounting pronouncements

2.1 Accounting pronouncements adopted in the period

In September 2006, the FASB issued SFAS No. 157 – “Fair value measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of such pronouncement did not generate a material impact on the Company´s financial position, except for certain required disclosures about fair value measurements for interim periods and fiscal years (see Note 12).

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115” (“SFAS 159”). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007. The adoption of such pronouncement did not generate a material impact on the Company’s financial position, as the Company has not elected the fair value option for any of its financial assets or liabilities at January 1, 2008.

2.2 Accounting pronouncements not adopted in the period

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007), “Business Combination”, which replaces FASB Statement No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. Statement 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This Statement’s scope

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

is broader than that of Statement 141, which applied only to business combinations in which control was obtained by transferring consideration.

The result of applying Statement 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this Statement. In addition, this Statement’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method, to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements. The Company will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R). This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.

In March 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The company is currently evaluating the impact of adopting SFAS. No. 161 on its financial statements.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

In May 2008, the FASB issued SFAS No. 162, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States (US GAAP). This Statement shall be effective 60 (sixty) days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.

3 Taxes

3.1 Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The deferred tax balances at each period are computed at the rates to be in force in the subsequent years and the current tax balances at each period and include taxes to be paid currently. The statutory enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented a composite statutory rate of 34%, for both 2008 and 2007.

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	Three-month period		Nine-month period
	ended September 30		ended September 30,
	2008	2007	2008	2007
Income (loss) before income taxes, minority
interest and equity in results of affiliated
companies	(1,046,007)	174,205	(705,006)	529,605
Federal income tax and social contribution
at statutory rates	(355,642)	59,230	(239,702)	180,066
Adjustments to derive effective tax rate:
Effects of differences in remeasurement
from reais to U.S. dollars, using historical
exchange rates and indexing for tax
purposes:	(145,186)	23,960	(93,921)	62,304
Results in subsidiaries with different
tax rates	20,781	(3,805)	24,429	(25,424)
Fiscal incentive - Technological innovation	(369)	(496)	(1,824)	(3,855)
Interest on stockholders´ equity	5,564	(15,258)	(27,541)	(40,676)
Other	10,794	(1,446)	6,974	(6,209)

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

Income (loss) tax expense reported in
the consolidated statements of income	(464,058)	62,185	(331,585)	166,206

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

3.2 Fiscal incentive - ADENE

As a result of the Barra do Riacho operations being located within the geographic area of ADENE (Agency for the Development of the Northeast) and since Decree No. 4213, of April 16, 2002, which recognizes the pulp and paper sector as a priority in the development of the region, Aracruz requested and was granted by the Federal Revenue Service in December 2002 the right to benefit from reductions in corporate income tax.

On January 9, 2004, the Company was notified by the Liquidator of the former Superintendência de Desenvolvimento do Nordeste (SUDENE) of its decision to revoke the fiscal benefits previously granted to the Company based on an opinion of the Legal Counsel to the National Integration Ministry on the definition of the geographical area eligible for the recognition of such benefit.

During 2004 and 2005, ADENE issued several acts with the objective of annulling the tax benefit used by the Company. Such acts were always challenged by the Company and no final decision on the merits was issued at this point. Nevertheless, in December 2005 the Company was notified by the Federal Revenue Service (SRF) to pay the amount corresponding to the tax incentive it had recorded, plus interest, in the total amount of US$ 97 million.

The Company presented its defense in January 2006 but its arguments have not been accepted by the Federal Revenue Service. The Company appealed to the Federal Taxpayers Council and in September 2008 its arguments were partially accepted, recognizing the company's right to use said tax incentive up to 2003 but not for 2004. Based on that, the amount of US$ 25 million remains under administrative discussion. The company is currently awaiting the decision to be published in order to appeal against the remaining amount.

The Company's management, based on the advice of external legal counsel, believes that the cancellation of the tax incentive is mistaken and shall not prevail, both with respect to the amounts already recorded and with respect to the remaining period. In respect of the tax incentive recognized until 2004 (US$ 66.8 million on December 31, 2004), it is management's understanding, based on advice of external legal counsel, that the tax assessment shall be overruled, since the tax incentive was recorded pursuant to strict legal requirements and acts of SRF and ADENE. The Company's management also believes, based on external legal counsel's opinion, that the cancellation of the tax incentive regarding future years (up to 2012 for Fiberlines A and B and 2013 to Fiberline C) is illegal due to the fact that the incentive was granted upon compliance of predetermined conditions (implantation, expansion and modernization of industrial plants). Therefore, the Company has the vested right to use the tax incentive until the date set forth in the Law and in the acts issued by ADENE.

Notwithstanding the confidence in the robustness of its right, the Company, considering the facts occurred during the years 2004 and 2005, which indicate ADENE's and SRF's intention

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

to cancel the tax incentive, decided to be conservative and ceased to recognize the incentive in the calculation of income tax payable from 2005 on and until a final Court decision has been granted.

Based on the opinion of its legal advisors, Company’s management believes that the ultimate resolution of this matter may be in favor of the Company's arguments, both with respect to the tax incentive related to 2004 and with respect to those to be recorded from 2005 on. Regarding tax incentive recorded up to 2003, Company’s management believes that a final decision will probably be in favor of the company. Thus, no provisions for loss were booked for the amounts of the benefits already recognized.

The major components of the deferred tax accounts in the balance sheet are as follows:

	September, 30	December, 31
	2008	2007
Deferred Tax Asset - Current Assets
Unrealized profits on intercompany
inventory transactions	34,434	12,280
Net Deferred Tax (Asset) Liability – Long-Term
Taxation of foreign exchange variation payable
on cash basis	105,929	189,224
Unrealized derivatives instruments	(120,623)	24,493
Difference in basis of accounting for property,
plant and equipment	31,910	59,171
Tax loss carryfowards from operations	(98,480)	(13,918)
Deductible temporary differences - other provisions	(6,491)	(10,091)
Net Deferred Tax (Asset) Liability – Long-Term	(87,755)	248,879

Although realization of deferred tax assets is not assured, management believes that such realization is more likely than not to occur and, therefore, has not recognized any valuation allowances.

3.3 Liabilities associated with unrecognized tax benefits

At September 30, 2008, the Company’s recorded liability for unrecognized tax benefits in the amount of US$ 74,244 (US$ 92,449 at December 31, 2007), reflects increases resulting from current year tax positions and the effects of currency remeasurement. These unrecognized tax benefits primarily refer to tax positions taken by the Company related to the deductibility of social contribution taxes in the determination of federal income taxes on profits generated by

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

export sales. In March 30, 2008 the company also had unrecognized tax benefits related to the timing of utilization of historical tax loss carryforwards used to offset income tax payable that was subject to a tax assessment notice. Based on a favorable decision of the Federal Taxpayers Council issued on June 25, 2008 determining tax authorities to cancel referred notice, the company decided to recognize the tax benefit related to the tax loss carryforwards in the amount of US$ 28 million.

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Generally, the tax years 2002 through 2007 remain open and subject to examination by the relevant tax authorities.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as a component of interest expense and other non-operating expenses, respectively. The Company has recorded US$ 48,024 of accrued interest and penalties associated with unrecognized tax benefits at September 30, 2008 (US$ 69,046 at December 31, 2007), recorded as a component of long-term liabilities. The Company recognized approximately US$ 7,672 and US$ 7,622 in accrued interest for the nine-month periods ended September 30, 2008 and 2007, respectively.

(i) Social Contribution on profits generated by export sales

On September 10, 2003, the Company obtained a Court Order giving it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of US$ 74.2 million as of September 30, 2008 (US$ 79.0 million to December 2007).

(ii) Income Tax - Deductibility of Social Contribution on the net profit

On June 29, 2005, the Company received a tax assessment notice questioning the deductibility of social contribution from taxable income for 2000 and 2001. The existing provision was increased by US$ 1.5 million, resulting in a final provision of US$ 16.2 million.

In July 2005, the Company reviewed the base of calculation of the income tax for the periods covered in the assessment and decided to pay US$ 10.1 million, part of the requested amount. The Company challenged the balance of the tax assessment via an administrative appeal and therefore the ability of the authorities to charge the tax debt is currently suspended. The Company has also initiated a judicial proceeding with the purpose of assuring its right to deduct the social contribution in the calculation of taxable income.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

(iii) Income tax and social contribution - offsetting of tax losses

On June 29, 2005, the Company received a tax assessment notice questioning the offsetting of tax losses against taxable income of 2000 and 2001. The Company also received a tax assessment notice relating to 2000, regarding tax losses generated during the period in which the Company took advantage of the BEFIEX tax benefit program. The Company presented its defense but its arguments have not been accepted by the Federal Revenue Service. The Company appealed to the Federal Taxpayers Council which, by unanimous vote, decided in June 2008 that the referred notices should be cancelled by tax authorities.

The existing accrual for the period in which the Company took advantage of the BEFIEX tax benefit program was totally reverted in June 2008, positively impacting the company's results in the amount of US$ 28 million. This impact was registered in the financial expenses interest and other operating net (penalties).

3.4	Recoverable taxes
		September, 30	December, 31
		2008	2007
	Recoverable taxes
	Prepaid income tax and social contribution	99,603	91,829
	Withholding income tax on financial investments	10,314	20,792
	Value-Added Tax Credit - ICMS (*)	168,976	154,854
	Valuation allowance on Value-Added Tax Credit	(164,064)	(109,993)
	PIS and COFINS contribution on acquisition of	46,960	46,721
	goods
	Other	995	1,086
	Total recoverable taxes	162,784	205,289
	Current	141,875	140,390
	Long-term	20,909	64,899
	Total	162,784	205,289

(*) Since the promulgation of the Federal Law no. 87 on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempt from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the state of Espírito Santo, and has been able to recover part of these credits by selling them to third parties, pursuant to the provisions of current legislation. Considering the history of such transactions during the year 2007, when the Company sold

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

approximately US$ 50 million (R$ 95 million) in ICMS tax credits and the perspective of successfully closing other sales transactions, the Company believed it would be able to recover part of the ICMS credits recorded in its books against the state of Espírito Santo. Therefore, on December 31, 2007 it decided to reverse on December 31, 2007 approximately US$ 38,000 of the provision accrued. However, considering that the company's expectation did not confirm, in September 2008 the amount approximately U$ 35,000 was accounted for the provision previously reversed. As of September 30, 2008, the balance of this provision is US$ 164,064.

4	Accounts receivable, net
		September, 30	December, 31
		2008	2007
	Customers - pulp sales
	Domestic	13,949	18,161
	Export	263,345	319,220
	Advances to suppliers	3,673	2,919
	Other	26,076	25,621
		307,043	365,921
	Allowance for doubtful accounts	(5,155)	(4,318)
	Total, net	301,888	361,603

At September 30, 2008, there were two customers, one of whom accounted for 40% and the other 21% of total customer receivables (December 31, 2007; 31% and 13%, respectively). No other customer accounted for more than 10% of total customer receivables.

Long-Term receivables represent the balance of consideration receivable on the sale to third parties of Value-added tax credits ("ICMS"). The sale has been approved by tax authorities and the balance will be collected in 60 monthly installments, updated with an interest rate of Interbank Certified Depositary plus 2% per year.

5	Inventories
		September, 30	December, 31
		2008	2007
	Finished products	228,298	141,240
	Raw materials	48,318	34,404
	Spare parts and maintenance supplies	63,480	49,379
		340,096	225,023

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

6	Investment in affiliated companies and acquisition of assets

During the first nine-months of 2008, the Company increased its share capital invested in Veracel Celulose S.A. in the amount of US$ 77,250. Such capital increase did not affect the Company’s interest in Veracel as the other shareholder proportionally increased its share capital investment.

On July 1, 2008 the Company acquired assets that comprised land areas with forests (of which

	10.2	thousand hectares are planted with eucalyptus, being 6.3 thousand hectares property of third parties), buildings, equipment and an industrial facility for the amount equivalent to US$

	47	million. The vehicle for the acquisition was a dormant Company (Boise Cascade do Brasil Ltda.) currently known as Aracruz Riograndense Ltda.

7	Short-term borrowings and long-term debt

(a) Short-term borrowings - export financing and other

At September 30, 2008, the balance of short-term debt consisted of trade finance and rural credit denominated in reais, in the amount of US$ 171,106 (US$ 5,646 as of December 31, 2007) with interest rate ranging from 3.18% to 9.00%.

(b) Long-term debt

	September 30,	December 31,
	2008	2007
Denominated in Brazilian currency:
BNDES term loans with varying interest rates;
principally the "Long-term interest Rate" (TJLP) plus
1.8% to 4.5% (2007 - 1.8% to 4.5%) due 2008 to 2016	323,521	381,477
Credit Export Note – 100% CDI, due 2008 to 2013	51,840	58,974
BNDES Term loans – 6.63% to 8.53% (2007 –
7.86% to 9.76%), due 2008 to 2016 and indexed
to BNDES basket of currencies	40,100	44,879
	415,461	485,330
Denominated in US Dollars:
Pre-export financing – 3.05% to 4.98% (2007 -
5.73% to 6.34%) due 2011 to 2016	1,389,000	909,000
	1,389,000	909,000
Total	1,804,461	1,394,330
Less current maturities	(65,802)	(81,979)
Total long-term debt	1,738,659	1,312,351

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

The long-term portion of the Company's debt at September 30, 2008 becomes due in the following years:

2009	9,153
2010	28,318
2011	78,973
2012	104,267
2013 and thereafter	1,517,948
Total	1,738,659

As a result of losses recognized in the derivative contracts, the Company reviewed the restrictive clauses (covenants) of its loans and financing agreements and, based on its best judgment, concluded that on September 30, 2008 there are no events of default.

8	Stockholders’ equity

At September 30, 2008, the Company's principal common stockholders and their common stock ownership interests, either direct or indirect are as follows:

Arainvest Participações S.A., and Newark Financial Inc. with 28% each; São Teofilo Representação e Participações S.A. with 14.32%; Arapar S.A. with 13.68%; Banco Nacional de Desenvolvimento Econômico e Social – BNDES with 12.49%.

At September 30, 2008, Arainvest, Treasure Hold Investments Corp owned preferred stocks which in total amounted to 14.83% of the total preferred stocks.

During 2007, the Company has increased its capital by US$ 501,368 using balances from the investment reserve, as required by the Brazilian Corporate Law. Such capital increase was approved by the General Shareholders’ Meeting held in April 24, 2007.

Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company's statutory accounting records. At September 30, 2008, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of US$ 442 million.

Appropriated retained earnings is composed by the following reserves:

a) Fiscal-incentive reserve - Consists of the appropriations from retained earnings equivalent to the cumulative amounts by which income tax rates have been reduced each year as a result of the Barra do Riacho operations of the Company being located in a development area. The

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

fiscal-incentive reserve may be used to increase capital and absorb losses, but is not available as cash dividends.

b) Investments reserve - the investments reserve represents discretionary appropriations, ratified by the stockholders, for plant expansion and other capital projects, the amount of which is based on an approved capital budget presented by management. After completion of the projects, the Company may elect to retain the appropriations until the stockholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which a cash dividend may then be paid.

c) Legal reserve - legal reserve results from appropriations from retained earnings of 5% of annual net income recorded in the statutory accounting records. Such appropriations are required until the balance reaches 20% of the balance of capital stock, based on the statutory accounting records. The legal reserve may be used to increase capital and to absorb losses, but is not available for distribution as cash dividends.

Dividends and interest on stockholders’ equity

The Company’s by-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law. In accordance with the Company’s by-law and the Brazilian Corporate Law, adjusted net income is represented by the net income for the year less appropriation of the above mentioned legal reserve.

Brazilian law permits the payment of cash dividends only from retained earnings. As of January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 6.32% and 6.25% for the years 2007 and 2008, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus income reserves (including those mentioned above), determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for corporate income tax purposes.

The Company paid US$ 259 million of dividends and interest on stockholders’ equity during the nine-month period ended September 30, 2008 (of which US$ 164 million related to 2007 results and US$ 95 million related to the first nine-month of 2008).

Basic and diluted earnings per share:

Basic and diluted earnings per share ("EPS"), as presented in the Company's statements of operations, have been calculated on the following basis taking into consideration the Dividend

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

Allocation between Class A and Class B preferred stock and common stock as discussed in the following summary of significant rights, terms, privileges and conversion features of the Company's stock:

	Common	Class A Stock	Class B Stock
Stock
Voting	Yes	No, except in the event that	No, except in the event that
Rights		dividends are not paid for 3	dividends are not paid for 3
		consecutive years. Voting rights	consecutive years. Voting
		will then be granted until the	rights will then be granted
		dividends in arrears for those 3	until the dividends in arrears
		years are paid.	for those 3 years are paid.
Privileges	None	Priority in the return of capital in	Priority in the return of capital
		the liquidation of the Company;	in the liquidation of the
Company;
Right to receive cash dividends in
		an amount 10% higher than	Right to receive cash
		dividends attributable to each	dividends in an amount 10%
		common stock.	higher than dividends
attributable to each common
		Priority in the distribution of a	stock.
minimum annual cash dividend
equivalent to 6% of the capital
attributable to it.
Conversion	None	Can be converted into Class B	Cannot be converted into Class
Features		Stock but not into Common Stock	A Stock nor to Common
		at any time, at the option and cost	Stocks at any time.
of the stockholder. Conversion
rate 1:1.

Earnings, if any, in excess of the Class A preferred share minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis of those paid to Class A preferred stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common shares.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

The earnings per share calculations:
	Nine -month period ended September 30, 2008
	Preferred stock		Common
	Class A	Class B	Stock	Total
Minimum dividends for preferred
stock class "A"	1,831			1,831
Dividends and interest on stockholders’ equity	813	51,792	39,104	91,709
Allocation of loss under EITF 03 06 (*)			(451,284)	(451,284)
Total basic and diluted numerator	2,644	51,792	(412,180)	(357,744)
Basic and diluted denominator
Weighted average shares outstanding	27,958	547,722	454,908
Basic and diluted earnings per share	0.0946	0,0946	(0.9061)

(*) This presentation is purely for compliance with U.S. GAAP accounting pronouncement EITF 03-06. It has no bearing on dividend rights or on allocation of results between shareholder classes as these matters are within the exclusive competence of Brazilian Coporate Law.

	Nine -month period ended September 30, 2007
	Preferred stock		Common
	Class A	Class B	Stock	Total
Minimum dividends for preferred
stock class "A"	2,581			2,581
Dividends and interest on stockholders’ equity	1,721	61,131	47,005	109,857
Undistributed earnings	8,226	116,875	89,869	214,970
Total basic and diluted numerator	12,528	178,006	136,874	327,408
Basic and diluted denominator
Weighted average shares outstanding	37,853	537,827	454,908
Basic and diluted earnings per share	0.3310	0.3310	0.3009

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

	Three -month period ended September 30, 2008
	Preferred stock		Common
	Class A	Class B	Stock	Total
Minimum dividends for preferred
stock class "A"	611			611
Allocation of loss under EITF 03 06 (*)			(546,511)	(546,511)
Total basic and diluted numerator	611		(546,511)	(545,900)
Basic and diluted denominator
Weighted average shares outstanding	27,957	547,723	454,908
Basic and diluted earnings per share	0.0219		(1,2014)

(*) This presentation is purely for compliance with U.S. GAAP accounting pronouncement EITF 03-06. It has no bearing on dividend rights or on allocation of results between shareholder classes as these matters are within the exclusive competence of Brazilian Coporate Law.

	Three -month period ended September 30, 2007
	Preferred stock		Common
	Class A	Class B	Stock	Total
Minimum dividends for preferred
stock class "A"	844			844
Dividends and interest on stockholders’ equity	681	21,603	16,615	38,899
Undistributed earnings	2,430	35,747	27,425	65,602
Total basic and diluted numerator	3,955	57,350	44,040	105,345
Basic and diluted denominator
Weighted average shares outstanding	37,140	538,540	454,908
Basic and diluted earnings per share	0.1065	0.1065	0.0968

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

There were no dilutive securities outstanding in 2008 and 2007.

9	Litigation, contingencies and commitments
		September 30, 2008	December 31, 2007
	Labor (a)(i)	19,262	20,470
	Tax:
	PIS and COFINS obligations (a)(iii)	90,318	94,298
	Other (a)(vii)	15,209	16,231
		124,789	130,999

(a)	Litigation and contingencies

(i) Labor

On September 30, 2008, the Company had a total provision recorded for labor proceedings of US$ 19.3 million (US$ 20.4 million on December 31, 2007) and a corresponding deposit in an escrow account of US$ 8.3 million (US$ 7.5 million on December 31, 2007).

Labor proceedings consist principally of those related to the effect of variation in the inflation indexes (economic plans) on the 40% penalty applicable to the Mandatory Fund for Unemployment Benefit (FGTS), and also of additional amounts allegedly owed to certain employees that perform hazardous activities.

(ii) Social charges proceedings

In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating basically to the value of housing allowances paid to certain employees over a period of several years. INSS considered that the reduced amount of housing allowances to the employees represented a fringe benefit and, consequently, the corresponding social charge was underpaid. The Company has been contesting this notification in the amount of US$ 1.7 million in Court aiming to its annulment and, on September 30, 2008, has placed approximately US$ 1.9 million in an escrow account to cover this claim. The Brazilian Superior Court of Justice granted a decision in favor of the Company on examination of the first judicial claim related to the matter. Based on the opinion of its legal advisors, which evaluated the probability of loss in such case as remote, no provision has been recognized.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

(iii) PIS and COFINS contributions

On September 30, 2008, the provision for contingencies included US$ 90.3 million (US$ 94.3 million at December 31, 2007) for PIS (Social Integration Program) and COFINS (Social Fund) payable on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar, principally in the period from early 1999 until September 2002.

The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS and COFINS contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. In November 2001 the Company was granted a favorable judgment.

After analyzing certain unfavorable legal decisions on similar legal actions of other companies and their implications for Aracruz’s case at that time, the Company decided to cancel, on August 29, 2003, part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special tax collection called PAES program, enacted by Law 10.684/2003. Notwithstanding, due to a judgment issued by the Brazilian Supreme Court in a similar legal action, which considered the modification in the rules for the calculation of PIS and COFINS to be unconstitutional, the Company requested and was granted a provisional remedy allowing it not to pay the PAES installments related to such modification.

In September 2007, based on the opinion of its legal advisors, the Company decided to reverse approximately US$ 37.3 million of this provision related to the imposition of those taxes on revenues resulting from exchange gains, pursuant to article 150, § 4º of the National Tax Code.

Taking into account decisions of the Brazilian Supreme Court in regard to the unconstitutionality of such taxes that have been followed by other administrative and judicial courts, meaning that the jurisprudence on the matter is consolidated, the Company is convinced that it is very unlikely that an unfavorable decision will be issued. Notwithstanding, considering a late 2007 pronouncement of Ibracon (Brazilian Independent Auditors Institute), the Company, on a conservative approach, decided to restore the reversed amount of the provision.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

(iv) Value-Added Tax Credit

In October 2006, the Company received tax assessments, issued by the government of the State of Espírito Santo, in the total amount of US$ 41.2 million, related to the alleged non compliance of formal obligations and supposedly inappropriate ICMS credits from fixed assets and other goods acquired for utilization in the process of pulp production. The company has paid a minor part of that value and has been contesting another 17 notifications, in the amount of US$ 40.1 million. The Company has already been granted favorable decisions in tax notifications amounting to US$ 6.3 million. In March 2008, the Company received notice of judicial claims deriving from three of the tax assessments judged in disfavor of the Company, in the amount of approximately US$ 33.4 million, and timely contested them. Based on the opinion of its legal advisors, who evaluate the probability of loss in the courts as no more then possible, no provision has been recognized.

(v) Civil Public Suits - Eucalyptus Plantations in the State Rio Grande do Sul

In the year 2007 a number of Non-Governmental Organizations (NGOs) and the Federal Public Prosecution Office in the State Rio Grande do Sul brought two Civil Public Suits questioning the validity of the procedures adopted by Fundação Estadual de Proteção Ambiental - FEPAM in issuing environmental licenses for eucalyptus plantations in that State. A provisional measure was initially granted, to determine that FEPAM ceases to issue environmental licenses for eucalyptus plantations, being the competence therefore transferred to Instituto Brasileiro de Meio Ambiente - IBAMA (Brazilian Environmental Institute). The provisional measure was suspended by the Federal Court of the 4th Region at the request of the Government of the State Rio Grande do Sul. The Company believes that such suspension will be confirmed by the court’s definitive decision on the merits. Based on the opinion of its legal advisors, who evaluate the probability of loss in the courts as no more then possible, no provision has been recognized. Additionally, the Company cannot precisely estimate the amount involved in these claims.

(vi) Environmental Regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

(vii) Others

Based on an analysis of the disputes involved and consultation with its legal counsel, the Company has recorded additional provisions in the amount of US$ 15.2 million relating to several other legal disputes and has also made deposits in the amount of US$ 12.2 million in escrow accounts as of September 30, 2008.

(b)	Commitments

(i) Indian Communities - Terms of settlement

In the first semester of 1998, the Indian communities and the Company entered into Terms of Settlement in which both parties recognized the legitimacy of the Ministry of Justice Edicts

193, 194 and 195, dated March 6, 1998, that determined the enlargement of the Indian reservation by 2,571 hectares of land belonging to the Company. The Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to US$ 7.1 million at September 30, 2008), monetarily restated by one of the official inflation indexes, to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

Despite the fact that the Terms of Settlement were in force, in 2005 some members of the Indian communities invaded some forestry areas and the industrial premises of the Company. Since the invasion represented the breach of the Terms of Settlement by the Indian communities, the Company - after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor (Ministério Público Federal) – in 2005 suspended all its commitments towards the Indian communities under the Terms of Settlement. During the period in which the Terms of Settlement were being complied with, the Company had donated to the Indian Associations the amount of approximately R$ 9.6 million (equivalent to US$ 3.6 million at September 30, 2008).

On February 17, 2006 FUNAI published Dispatches No. 11 and 12 in the Official Federal Gazette, approving the conclusion of the working group set up by FUNAI Edict No. 1.299/05, which recommends the extension of Indian reserves by approximately 11,000 hectares, comprised almost entirely of lands whose title and possession belong to Aracruz. These areas were identified by the working group as being land traditionally occupied by Indians. Confident in the robustness of its rights, the Company presented its challenge of those Dispatches on June 19, 2006. In early 2007 the Ministry of Justice, who should ultimately decide the matter, returned the administrative procedure to FUNAI, determining that it widened the studies "with a view towards preparing an appropriate recommendation that assuages the interest of both parties".

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

On August 27, 2007, the Ministry of Justice based on the conclusions of the working group set up by FUNAI Edict No. 1,299/05, issued Edicts nr. 1.463 and 1.464 determining the enlargement of the Indian reservation by 11,000 hectares, 98% of which (i.e., approximately 10,700 hectares) are lands owned or legally possessed by the Company. The net book values of such lands are immaterial.

The land dispute among Aracruz and the Indian Communities in the State Espírito Santo was resolved in 2007. On December 3, 2007, in the Ministry of Justice in Brasilia, a Conduct Adjustment Agreement (TAC) was signed that considers the rights and obligations of the Company, the Indians and the National Indian Foundation - FUNAI in transferring approximately 11,000 hectares of land to the indigenous communities. The TAC also sets forth that all the eucalyptus wood planted in the area (approximately 6,800 hectares of forest) shall be harvested by the Company as a compensation for improvements. The enlargement of the Indian reservations must still be approved by decree from the President of Brazil, with the subsequent demarcation of the lands in question, when the transfer of title to the lands shall be effective.

The signature of the TAC was accompanied by all authorities that took part in the negotiation, including the Federal Attorney General and FUNAI - which will be responsible for hiring a company to do the physical demarcation of the lands - and sets forth that both parties will abandon any current of future claims against each other in relation to the matter. The agreement was ratified in March 2008 by the Federal Court of Linhares, State of Espírito Santo.

Before the signing of the settlement, the terms of the TAC were submitted to the indigenous communities and approved at an assembly on October 16, 2007 and subsequently ratified by them on November 28, 2007 as recommended by Convention 169 of the International Labor Organization (ILO) regarding indigenous and tribal peoples, to which Brazil is a signatory. Aracruz considers the agreement a sustainable solution that enables the balance among the interests of all parties involved, since it satisfied the demands of the Indians for an enlargement in their lands, while at the same time providing Aracruz with the legal assurances that these lands will not be expanded again.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

(ii) “Take-or-Pay” contract

In connection with the sale of its electrochemical plant to Canexus Química Brasil Ltda (Canexus) in 1999, the Company and Canexus entered into a long-term contract for chemical products supply, amended in 2002 to include additional volumes. According to the "take-or- pay" clause, the company is committed to acquire from Canexus a volume of chemical products conservatively projected. Volumes purchased by the Company in addition to the minimum agreed (take-or-pay) for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay in accordance with the terms of the contract. Under the 2002 contractual amendment, there are remaining take-or-pay committed volumes until 2008.

(iii) Wood supply

The Company signed a contract with Suzano Papel e Celulose S.A. with a view to a loan of 1,700 thousand m³ of eucalyptus wood, which were received through September of 2005. The remaining balance as of September 30, 2008 is 448 thousand m³ of eucalyptus wood and, based on its present forest formation costs, the Company has booked the amount of US$ 2,087 under liabilities. The contract foresee the return of an equivalent volume on similar operating conditions during 2008.

In August 18, 2008, the Company signed a new contract with Suzano Papel e Celulose S.A. with a view to a loan of 400 thousand m³ of eucalyptus wood to be received until February, 2009. The balance received until the present moment is 230 thousand m³ and, based on its present forest formation costs and harvest costs, the Company booked the amount of US$ 3,392 under liabilities. The contract foresee the return of an equivalent volume on similar operating conditions starting on July 2010.

(iv) Compliance with regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

11	Financial Instruments

	a)	Risk Management:

The Company produces eucalyptus pulp in Brazil mainly for export sales. The major market risks that affect the business of the Company can be summarized as follow:

• Credit risk (customers): the Company may incur losses because of financial difficulties of its customers, which could result in such customers being unable to pay their

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

commitments to the Company. To reduce this risk, the Company has taken out an insurance policy, and for customers not covered by such policy the Company adopts alternative tactics, such as upfront collections and the use of credit letters. Loss on uncollectable accounts receivable balances is recognized by means of an allowance for doubtful account.

In the quarter and nine-month period ended on September 30, 2008, respectively, two customers (not affiliated companies) each one of which represented 32% and 20% and 30% and 18% of our respective consolidated net revenue for those periods (32% and 14% and 30% and 15% for the quarter and nine-month period ended on September 30th, 2007, respectively). No other customer accounted for more than 10% of our consolidated net income.

  Foreign currency risk: the Company may incur losses as a consequence of fluctuations in exchange rates, which impact invoiced nominal values or loans obtained in the market. To reduce this risk, the company has entered into derivative contracts (see item (c) below).
  The indebtedness and the results of the Company's operations are significantly affected bythe exchange rate (U.S. dollar). Our foreign currency debt amounts to US$ 1,610,840 onSeptember 30, 2008 (and US$ 963,920 on December 31, 2008). The Company exports98% of its production of eucalyptus pulp. Consequently, revenues and accounts receivablerelated to these exports are denominated in U.S. dollars (see Note 4 for details on ouraccounts receivable with foreign customers).
  Commodities price risk: The Company is exposed to the risk of commodities prices due to fluctuation in the prices of eucalyptus pulp.
  Interest rate risk: The Company has loan agreements with floating interest rates. To mitigate the volatility risk in such rates, the Company uses fixed rate Swap contracts, keeping a balance in its portfolio between fixed and floating interest rates.
b)	Market value of financial instruments:

The market value of cash and equivalents and short-term investments, accounts receivable and current liabilities approximates the amounts reported in the balance sheet due to the fact that the due dates occurs on or close to the balance sheet date. Loans are updated based on interest rates floating in accordance with market conditions, and thus the loans and financing amounts reported on the balance sheet approximate market value.

c)	Derivatives

Aracruz and its subsidiaries operate internationally and are exposed to market risks resulting from changes in foreign currency exchange rates and interest rates. The exposure to risk of liabilities denominated in US Dollars is mitigated in part by operating revenues,

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

almost totally derived from export Sales, whereas foreign currency obligations are settled in local currency.

The Company has operated with financial instruments and derivatives based in foreign currency, basically the US Dollar. The fair value of derivative payables and receivables, and other related balances, were recognized in the balance sheet as follows:

	September 30, 2008	December 31, 2007
Current Assets
US Dollar Futures Contracts:
Sell Target Forward	12,650
Non Deliverable Forward	5,762
	18,412
Interest SWAP Contracts:
CDI Vs. US$	3,425	3,417
Total Current Assets	21,837	3,417
Non Current Assets
Long Term Receivables
Interest SWAP Contracts:
TJLP Vs. US$	1,467	29,699
Total: Non Current Assets
Long Term Receivables	1,467	29,699
Current Liabilities
US Dollar Futures Contracts:
Sell Target Forward	896,285
Pre-payment Loans: Tied transactions	134,433
	1,030,718
Non Deliverable Forward	16,508
Total Current Liabilities	1,047,226

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

There are no market quotations for the derivative contracts known as Sell Target Forward and Tied Transactions on Pre-payment Export Loans (over the counter transactions). The Company estimated fair values for valid contracts as of September 30, 2008 using standard market methodology (in this specific case, the Management of the Company elected to use the “Monte Carlo” model) which takes into consideration, among other things, market based publicly available information such as:

(i)	The interest yield curve;

(ii)	Exchange rate volatility estimated for each fixing date; and

(iii)	The closing exchange rate observed as at September 30, 2008.

Fair values estimated using other models or assumptions may result in different results. In cases for which differences were observed between the values estimated by the Company and the values provided by the banks as their estimates of Mark to Market (MTM), the Management of the Company reviewed its estimate and calculations, concluding, in accordance with the assumptions and the model used for this purpose, as to the reasonableness of the amounts so determined and recorded as of September 30, 2008. The fair value so estimated by the Company is valid only as of the date of these financial statements, and could change subsequently as a consequence of changes in exchange rates at later dates.

The notional values (base values of the contracts) at the end of each period are:

	September 30, 2008	December 31, 2007
US Dollar Future Contracts:
Sell Target Forward	(360,000)
Tied Transactions on Pre-Payment
Export Loans	(200,000)
Non Deliverable Forward:
NDF - Short Position	(140,000)
NDF - Long Position	60,000
NDF Registered at BM&F - Long
Position	538,000
NDF Registered at BM&F - Short
Position		(150,000)
Interest Rate Swap Contracts:
TJLP Vs. US$	(173,219)	(320,970)
CDI Vs. US$	(51,840)	(58,974)

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

Sell Target Forward Contracts

In the case of Sell Target Forward contracts, the notional amount is used as the basis for monthly measurement and settlement between the Company and its counter-parties by comparison of the contracted exchange rate (Strike Price) with the exchange rate (PTAX) as of the monthly fixing date. When the exchange rate at the fixing date is higher than the contracted Strike Price the Company suffers a loss equivalent to the double of the difference in these exchange rates times the notional value as of that date. When the opposite happens, the Company enjoys a gain without any leverage. When the accumulated gains of the Company on each contract are higher than either 40 or 50 cents in each US Dollar, depending on the contract, the contract is cancelled (Knock Out). For certain contracts, after an initial period, generally of 3 months, the Strike Price is reduced in accordance with the conditions of each contract.

As of September 30, 2008, the Company had only two contracts with approximate fair values of US$ 22 million and US$ 25 million, on which margin calls may be made equivalent to the amount by which the fair values exceed US$ 30 million and US$ 5 million, respectively. As of September 30, 2008, a margin deposit totaling US$ 12.6 million is reported in current assets under Derivatives.

The contracts for Sell Target Forward are for an average term of 12 months and, in this period, the consolidated average monthly notional values approximate US$ 340 million. The average Strike Prices for these contracts are R$ 1.76 = US$1, at each monthly fixing date.

Transactions tied to Pre-payment Export Loans

Certain exchange contracts tied to Pre-payment Export Loans also have monthly dates for fixing the difference between the Strike Price and the US Dollar PTAX rate. These contracts were entered into in order to secure reduced interest charges on Export Loans. In the case of these contracts, the Company suffers a loss on each fixing date equivalent to the extent by which the Strike Price is lower than the US Dollar PTAX rate on that date. Any losses are settled monthly, but in this case the loss is not leveraged and therefore the loss is equal to the difference between the said rates times the contracted notional amount. There is no Knock Out clause in this type of contract, nor is there any reduction of the Strike Price over the term of the contract. The said Pre-payment Export Loans are for periods of up to 60 months, whereas the exchange contracts were contracted only for a period of 12 months, from July 2008 through September 2009.

The Statement of Operations for the nine month period ended September 30, 2008 includes a provision for unrealized losses of US$ 1,030,718 on contracts for Sell Target Forward and for

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

Tied Transactions with Pre-payment export loans still open as of that date, there being no such contracts in 2007. Unless there is early settlement of these contracts, the realization of these losses, which may or may not occur, depends principally on the exchange rate on the fixing date, among other factors, and would occur over the term of the contracts.

The contracts for Tied Transactions with Pre-payment Export Loans are for an average term of 12 months and, in this period, the consolidated average monthly notional values approximate US$ 180 million. The average Strike Prices for these contracts are R$ 1.90 = US$1, at each monthly fixing date.

Non Deliverable Forward

In the case of NDF (Non Deliverable Forward) transactions, there is no monthly fixing and settlement between the parties, as the contracts are settled only at term by reference to the difference between the Strike Price and the PTAX exchange rate. The NDF short position contracts for fall due in November 2008 and have an average Strike Price of R$ 1.71 = US$1. The NDF long position contracts for fall due in October 2008 and have an average Strike Price of R$ 1.92 = US$1.

Interest Swap contracts: TJLP Vs. US$

In order to protect its exposure to financing linked to the TJLP interest rate, the Company entered into Swap transactions, taking on an asset position of TJLP plus 2% and liability in US$ plus 4.53%, falling due in April 2010. The fair value is measured at the exchange rate as of the period end projecting the cash flow at the contractual rates and discounting the computed cash flow to present value at the interest rate ruling for similar transactions at the date.

Forward dollar registred at BM&F

The forward dollar registred at BM&F is fixed and settled daily at the difference in the BM&F fixing rate on the day and that of the previous day. The contracts are standardized and fall due on the first working day of each month, and may be settled at any time with the purchase of contracts in the opposite position. Traditionally, the Company maintained its position on each due date due to the liquidity then prevailing in the market. As of September 30, 2008, the Company had a long position registered at BM&F with a notional value equivalent to US$ 538 million.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

12 Assets and Liabilities Measured at Fair Value on a Recurring Basis

As discussed in Note 2.1, the Company adopted SFAS No. 157 – “Fair value measurements”. The adoption of SFAS 157 did not have a material impact in the Company’s statements of operations and financial position. As required by SFAS 157, the following table discloses the assets and liabilities measured at fair value on a recurring basis:

		Fair value at the reporting date
			using
		Quoted prices	Significant	Significant
		in active	other	unobservabl
Description		markets for	observable	e inputs
	September	identical	input	(Level 3)
	30, 2008	assets	(Level 2)
(Level 1)
Available-for-sale
securities (short-
term investments)	429,075	429,075
Derivative
instruments	(1,023,922)		(1,023,922)
Total	(594,847)	429,075	(1,023,922)

13 Segment information

The Company has adopted SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) with respect to the information it presents about its operating segments and geographical information. SFAS 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the same basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company has determined that its operation has only one segment - pulp.

Sales by geographic area are determined based on the location of the customers.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

The Company's exports from Brazil, classified by geographic destination, are as follows:

	Three-month period		Nine-month period
	ended September 30		ended September 30
	2008	2007	2008	2007
North America	217.217	174,008	604.334	520,156
Europe	194.304	215,674	643.632	608,742
Asia	87.257	95,162	323.311	311,258
Other	606	107	987	3,234
Total	499.384	484,951	1.572.264	1,443,390

In the three-month and nine-month periods ended September 30, 2008, two unaffiliated customer accounted for 32% and 20% and 30% and 18% of net sales (32% and 14% and 30 % and 15% for the three-month and nine-month periods ended September 30, 2007, respectively). No other individual customers represented more than 10% of net sales.

14	Subsequent Events

(a) Reorganization

On September 14, 2008, an agreement was announced between certain shareholders of the Company for the transfer of their shareholdings in the Company to a Holding Company in which they would maintain joint control of the Company and of Votorantim Celulose e Papel S.A. (“VCP”). This agreement was conditional on the acquisition by VCP of approximately 28% of the Common Shares of the Company belonging to Arapar S.A. (“Arapar”). As previously announced, these transactions were to take place in the period up to October 6, 2008. The announcement also affirmed the intention of these shareholders to integrate, the activities of the Company with those of VCP. On October 3, 2008, VCP made public that the steps for conclusion of the process of acquisition of the Aracruz shares held by Arapar were still in the process of implementation and that the closing date for the transaction would be postponed. The financial statements of the Company as of September 30, 2008 do not reflect any modifications which might result from carrying out these plans.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

(b) Exchange rate volatility

The Company and its subsidiaries operate internationally and are exposed to market risks as a result of foreign exchange rate variations. Any extreme movement in the Brazilian currency, the Real, against the U.S. Dollar may have a material impact on the amounts at which the Company’s assets and liabilities expressed in U.S. Dollars, or vice versa, are realized at subsequent dates. As of September 30, 2008, the Real was quoted against the U.S. Dollar at the rate of R$1.9143 = US$1, increasing to R$2.3924 = US$1 on October 8, 2008, before decreasing to R$2.1854 = US$1 on October 16, 2008 (PTAX closing rate). The U.S. Dollar financial statements of the Company and its subsidiaries as of September 30, 2008 were prepared in accordance with accounting practices generally accepted in the United States of America which require that assets and liabilities denominated in foreign currency be updated monetarily based on the exchange rates of the respective foreign currencies as of the balance sheet date and, therefore, do not reflect the effects of changes in exchange rates subsequent to the balance sheet date.

* * *

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer